EXHIBIT 99

CROWN CORK & SEAL COMPANY, INC.

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Crown Cork & Seal Company, Inc.;

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 15, 2006

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31	2005	2004	2003

Net sales	$6,908	$6,531	$6,007

Cost of products sold, excluding depreciation and amortization	5,759	5,463	5,073
Depreciation and amortization	249	263	281

Gross profit	900	805	653

Selling and administrative expense	349	318	292
Provision for asbestos...Note M	10	35	44
Provision for restructuring...Note O	16	7	15
Provision for asset impairments and loss/gain on sale of assets... Note P	10	47	76
Loss from early extinguishments of debt... Note T	383	39	12
Interest expense	361	361	379
Interest income	(9)	(8)	(11)
Translation and exchange adjustments...Note S	94	(98)	(207)

Income/(loss) from continuing operations before income taxes,
minority interests and equity earnings	(314)	104	53
Provision/(benefit) for income taxes...Note W	(2)	61	71
Minority interests	(51)	(41)	(39)
Equity earnings/(loss)	12	14	(17)

Income/(loss) from continuing operations	(351)	16	(74)

Discontinued operations...Note B
Income before income taxes	23	56	66
Provision for income taxes	34	21	24

Income/(loss) from discontinued operations	(11)	35	42

Net income/(loss)	($362)	$51	($32)

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2005	2004

Assets
Current assets
Cash and cash equivalents	$294	$471
Receivables, net...Note F	686	900
Inventories...Note G	810	894
Prepaid expenses and other current assets	55	78

Total current assets	1,845	2,343

Goodwill...Note D	2,013	2,592
Property, plant and equipment, net...Note H	1,607	2,002
Other non-current assets...Note I	1,080	1,188

Total	$6,545	$8,125

Liabilities & shareholders’ equity/(deficit)
Current liabilities
Short-term debt...Note S	$72	$51
Current maturities of long-term debt...Note S	139	25
Accounts payable and accrued liabilities...Note J	1,657	1,926
Income taxes payable	58	61

Total current liabilities	1,926	2,063

Long-term debt, excluding current maturities...Note S	3,192	3,796
Postretirement and pension liabilities...Note V	745	1,019
Other non-current liabilities...Note K	658	774
Minority interests	246	201
Commitments and contingent liabilities...Notes L and N

Shareholders’ equity/(deficit)
Additional paid-in capital	2,523	2,523
Accumulated deficit	(1,526)	(1,164)
Accumulated other comprehensive loss...Note E	(1,219)	(1,087)

Total shareholders’ equity/(deficit)	(222)	272

Total	$6,545	$8,125

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

For the years ended December 31	2005	2004	2003

Cash flows from operating activities
Net income/(loss)	($362)	$51	($32)
Adjustments to reconcile net income/(loss) to net cash provided by/(used for) operating activities:
Depreciation and amortization	282	308	326
Loss/(gain) from translation and foreign exchange	94	(98)	(207)
Provision for asset impairments and loss/gain on sale of assets	10	47	73
Write-off of deferred financing fees...Note T	101	33	12
Pension expense	85	100	97
Pension contributions	(401)	(171)	(122)
Deferred income taxes	(35)	12	6
Minority interests and equity earnings	39	28	56
Changes in assets and liabilities, net of effect of divested businesses:
Receivables	72	(43)	85
Inventories	(28)	(37)	37
Accounts payable and accrued liabilities	118	117	(9)
Asbestos liabilities	(19)	(6)	(24)
Other assets and liabilities	(81)	52	136

Net cash provided by/(used for) operating activities	(125)	393	434

Cash flows from investing activities
Capital expenditures	(192)	(138)	(120)
Funding of restricted cash accounts...Note T			(344)
Withdrawals from restricted cash accounts...Note T			344
Proceeds from sale of business, net of cash sold...Note B	627
Proceeds from sale of property, plant and equipment	40	39	35
Other	(11)	(8)	(15)

Net cash provided by/(used for) investing activities	464	(107)	(100)

Cash flows from financing activities
Proceeds from long-term debt	1,616	720	2,625
Payments of long-term debt	(2,268)	(873)	(1,109)
Net change in short-term debt	248	(24)	(1,673)
Debt issue costs	(26)	(31)	(141)
Net payment from termination of cross-currency swaps			(8)
Net change in long-term intercompany balance	(19)	14
Common stock issued			2
Dividends paid to minority interests	(45)	(41)	(24)

Net cash used for financing activities	(494)	(235)	(328)

Effect of exchange rate changes on cash and cash equivalents	(22)	19	32

Net change in cash and cash equivalents	(177)	70	38
Cash and cash equivalents at January 1	471	401	363

Cash and cash equivalents at December 31	$294	$471	$401

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)
(in millions)

	Comprehensive Income/(Loss)	Common Stock	Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Balance January 1, 2003		$902	$1,684	($1,183)	($1,386)	($104)	($ 87)

Net loss	($ 32)			(32)			(32)
Derivatives qualifying as hedges	1				1		1
Translation adjustments	203				203		203
Minimum pension liability adjustments, net of tax	10				10		10
Available for sale securities	2				2		2

Comprehensive income	$184

Stock issued in debt-for-equity exchanges: 5,386,809 common shares		27	14			41
Change in capital structure...Note D		(929)	825			104

Balance December 31, 2003			2,523	(1,215)	(1,170)		138

Net income	$ 51			51			51
Derivatives qualifying as hedges	7				7		7
Translation adjustments	107				107		107
Translation adjustments - disposition of foreign investments	29				29		29
Minimum pension liability adjustments, net of tax	(63)				(63)		(63)
Available for sale securities	3				3		3

Comprehensive income	$134

Balance December 31, 2004			2,523	(1,164)	(1,087)		272

Net loss	($362)			(362)			(362)
Derivatives qualifying as hedges	(10)				(10)		(10)
Translation adjustments	(187)				(187)		(187)
Translation adjustments - disposition of foreign investments	(5)				(5)		(5)
Minimum pension liability adjustments, net of tax	76				76		76
Available for sale securities	(6)				(6)		(6)

Comprehensive loss	($494)

Balance December 31, 2005		$ 0	$2,523	($1,526)	($1,219)	$ 0	($222)

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A.   Summary of Significant Accounting Policies

Business and Principles of Consolidation.   In connection with its refinancing and reorganization in 2003, as discussed in Note Q and Note T, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc.(“CHI”).  Crown Cork & Seal Company, Inc. is now a wholly-owned subsidiary of Crown Holdings, Inc. . The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. (the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies). The reorganization had no effect on the results of operations, financial position or cash flow of the Company.

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, packaging for health and beauty care products and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with U.S. generally accepted accounting principles and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has effective control, which includes certain subsidiaries that are not majority-owned. Certain of the Company’s joint venture agreements, including those discussed in Note C, contain provisions in which the Company would surrender certain control rights upon a change in control of the Company. AccordingIy, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the joint venture agreements. Investments in companies in which the Company does not have effective control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation.    For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition.    The Company recognizes revenue from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are provided in the period that the related sales are recorded.

Crown Cork & Seal Company, Inc.

Stock-Based Compensation.    The Company participates in CHI’s stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards. Compensation cost for stock options and restricted stock is measured as the excess, if any, of the quoted market price of CHI’s stock at the date of grant above the amount an employee must pay to acquire the stock awarded.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation” to stock options.

	2005	2004	2003

Net income/(loss) as reported	($362)	$51	($32)
Add: Stock-based compensation expense for restricted stock
already included in net income/(loss) as reported, net of tax	3
Deduct: Proforma stock-based compensation expense
for stock options and restricted stock, net of tax	(13)	(9)	(11)

Proforma net income/(loss)	($372)	$42	($43)

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”FAS 123(R) requires that the cost of share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The pro forma disclosures previously permitted under FAS 123 will no longer be an alternative to financial statement recognition. Under FAS 123(R) the Company must select an appropriate valuation model to calculate the fair value of its share-based payments for awards made subsequent to adoption of the standard, and a transition method for recognizing compensation expense. Valuations of awards granted prior to adoption of the standard have been calculated using the Black-Scholes Option Pricing Model. Upon adoption of the standard, these prior valuations will not be reassessed. The transition methods provided in the standard include modified prospective and retrospective options. The Company will use the modified prospective method in which compensation expense for all unvested stock awards, measured by the grant-date fair value of the award, will be charged to earnings prospectively over the remaining vesting period based on the estimated number of awards that are expected to vest. The Company will prospectively adopt the new standard in 2006.

Cash and Cash Equivalents.    Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable. Restricted cash of $17 and $20 at December 31, 2005 and 2004, respectively, is included within other non-current assets in the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts.   Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation.   Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the last-in, first-out (“LIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Crown Cork & Seal Company, Inc.

Property, Plant and Equipment.   Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance, repairs and minor renewals are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Intangibles.   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost.

Potential impairment is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets.   In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, then an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Derivatives and Hedging.   The Company recognizes all outstanding derivative financial instruments in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

The Company discontinues hedge accounting prospectively when (i) it determines that the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) the Company determines that designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items, as well as its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Crown Cork & Seal Company, Inc.

Research and Development.   Net research, development and engineering costs of $47, $47 and $44 in 2005, 2004 and 2003, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications.   Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Recently Adopted Accounting and Reporting Standards. During 2005, the Company adopted the following accounting and reporting standards:

•	FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS No. 143).”
•	Emerging Issues Task Force (“EITF”) Issue No. 03-13 (“EITF 03-13”), “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.”

In March 2005, the FASB issued FIN 47 which provides clarification with respect to the timing of liability recognition for legal obligations associated with retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation is conditional on a future event. FIN 47 requires that the fair value of a liability for a conditional asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. The adoption of FIN 47 at December 31, 2005 had no impact on the Company’s statements of operations and cash flows or its balance sheet.

In February 2005, the FASB issued EITF 03-13 which provides guidance on evaluating whether operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The Company has applied the provisions of EITF 03-13 in determining its discontinued operations presentation.

B.   Discontinued Operations

On October 11, 2005, the Company completed the sale of its plastic closures business for total proceeds of $690, and recognized a loss of $44 related to the transaction. The assets sold included $50 of cash and the Company paid $13 in fees related to the sale, resulting in net proceeds of $627. The gross proceeds of $690 and the related loss exclude up to $20 of contingent consideration that, if earned based on the divested business achieving certain targets, will be payable in 2006 and 2008. The loss also excludes any other final purchase price adjustments related to working capital that may be made in the future and are currently under review. The divested business makes plastic closures for beverage, food and other consumer products.

The results of operations for the plastic closures business were reported within discontinued operations in the accompanying statements of operations, and prior period statements of operations have been recast. The 2005 Consolidated Statement of Cash Flows does not separately report the cash flows of the discontinued operations and the Balance Sheets and Statements of Cash Flows for prior periods have not been recast. Interest expense was not allocated to the plastic closures business and, therefore, all of the Company’s interest expense is included within continuing operations.

Crown Cork & Seal Company, Inc.

The components of the income/(loss) from discontinued operations are presented below.

	For the years ended December 31

	2005	2004	2003

Income before tax	$50	$56	$66
Income tax on operations	(17)	(21)	(24)
Loss on disposal	(27)
Income tax on disposal	(17)

Income/(loss) from discontinued operations	($11)	$35	$42

C.   Change in Consolidation

In connection with the Company’s plans to expand its beverage can operations in the Middle East, the Company obtained effective control of certain of these operations as of September 1, 2005 through amendments to existing shareholders’ agreements. The Company owns from 40% to 50% of these operations and its ownership percentages did not change as a result of the amendments. With the amendments, the Company now has the unilateral right to establish the operating, capital and financing activities of these operations and, accordingly, has changed its method of accounting to the consolidation method from the equity method.

The change in accounting will have no effect on the Company’s net income or earnings per share. The Company’s proforma net sales are presented below as if the operations were consolidated as of the beginning of the year for each year presented.

Net sales	2005	2004	2003

As reported	$6,908	$6,531	$6,007
Proforma	7,025	6,657	6,095

D.   Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2005 and 2004 were as follows:

	Americas	North America	Europe	Europe	Non-reportable
	Beverage	Food	Beverage	Food	segments	Total

Balance at January 1, 2004	$422	$137	$681	$660	$542	$2,442
Foreign currency translation	4	4	48	56	38	150

Balance at December 31, 2004	426	141	729	716	580	2,592
Goodwill of divested business					(387)	(387)
Change in consolidation			16			16
Foreign currency translation	1	3	(72)	(87)	(53)	(208)

Balance at December 31, 2005	$427	$144	$673	$629	$140	$2,013

The goodwill of divested business caption includes the goodwill of the divested plastic closures business as discussed in Note B. The change in consolidation caption includes the effect of consolidating certain entities that were previously not consolidated as discussed in Note C.

Identifiable intangible assets other than goodwill are recorded within other noncurrent assets in the Consolidated Balance Sheets and, excluding minimum pension assets, are not material.

Crown Cork & Seal Company, Inc.

E.   Accumulated Other Comprehensive Loss

As of December 31, accumulated other comprehensive loss consisted of the following:

	2005	2004

Minimum pension liability adjustments	($652)	($728)
Cumulative translation adjustments	(566)	(374)
Derivatives qualifying as hedges		10
Available for sale securities	(1)	5

	($1,219)	($1,087)

F.   Receivables

	2005	2004

Accounts and notes receivable	$596	$832
Less: allowance for doubtful accounts	(33)	(42)

Net trade receivables	563	790
Miscellaneous receivables	123	110

	$686	$900

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003. Charges or credits to the allowance that affect the consolidated statements of operations are reported within cost of products sold, excluding depreciation and amortization.

	Balance at	Expense /			Balance at
	beginning of year	(income)	Write-offs	Translation	end of year

2003	$54	$1		$1	$56
2004	56	(3)	($13)	2	42
2005	42		(5)	(4)	33

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. Under its $225 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions.

The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At both December 31, 2005 and 2004, $120 of receivables were securitized under the North American facility.

In 2005, the Company entered into a new €120 European securitization facility. Under this facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries. The buying entity finances the purchase of receivables through the issuance of senior units to a company in which the Company does not retain any interest. The selling subsidiaries continue to service the receivables for a fee, but do not retain any interest in the receivables sold and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheet. At December 31, 2005, $114 of receivables were securitized under this program.

During 2005, 2004 and 2003, the Company recorded expenses related to the securitization facilities of $9, $5 and $11, respectively, as interest expense.

Crown Cork & Seal Company, Inc.

G.   Inventories

	2005	2004

Finished goods	$281	$307
Work in process	101	111
Raw materials and supplies	428	476

	$810	$894

Approximately 20% of worldwide productive inventories at December 31, 2005 and 2004 were stated on the LIFO method of inventory valuation. Had average cost (which approximates replacement cost) been applied to such inventories at December 31, 2005 and 2004, total inventories would have been $51 and $43 higher, respectively.

H.   Property, Plant and Equipment

	2005	2004

Buildings and improvements	$749	$861
Machinery and equipment	3,549	4,231

	4,298	5,092
Less: accumulated depreciation and amortization	(2,936)	(3,314)

	1,362	1,778
Land and improvements	140	166
Construction in progress	105	58

	$1,607	$2,002

I.   Other Non-Current Assets

	2005	2004

Pension assets	$871	$853
Debt issue costs	48	126
Pension intangibles	17	24
Deferred taxes	59	30
Investments	40	85
Long-term notes and receivables	6	17
Other	39	53

	$1,080	$1,188

J.   Accounts Payable and Accrued Liabilities

	2005	2004

Trade accounts payable	$1,103	$1,185
Salaries, wages and other employee benefits, including pension and postretirement	211	327
Accrued taxes, other than on income	99	115
Accrued interest	30	93
Asbestos liabilities	30	40
Restructuring	13	15
Deferred taxes	39	28
Other	132	123

	$1,657	$1,926

Crown Cork & Seal Company, Inc.

K.   Other Non-Current Liabilities

	2005	2004

Deferred taxes	$298	$342
Asbestos liabilities	184	193
Postemployment benefits	44	47
Fair value of derivatives	12	25
Environmental	26	23
Intercompany loan from Crown Holdings, Inc.	3	22
Other	91	122

	$658	$774

L.   Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included in property, plant and equipment. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. The amount of capital leases reported as capital assets, net of accumulated amortization, was $2 and $8 at December 31, 2005 and 2004, respectively.

Under long-term operating leases, minimum annual rentals are $48 in 2006, $39 in 2007, $25 in 2008, $15 in 2009, $10 in 2010 and $35 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $14 due under non-cancelable subleases. The present value of future minimum payments on capital leases was less than $1 as of December 31, 2005. Rental expense (net of sublease rental income of $8 in 2005) was $52 in 2005.

M.   Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock the Company purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, the amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

In May 2005, January 2005 and April 2004, the States of Florida, Ohio and Mississippi, respectively, enacted legislation that limits the asbestos-related liabilities under state law of companies such as the Company that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new legislation, which applies to future and pending claims, caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. The Company has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 31, 2003, the Company received a

Crown Cork & Seal Company, Inc.

favorable ruling on its motion for summary judgment in two asbestos-related cases pending against it in the district court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas); this ruling has been appealed. In addition, a favorable ruling for summary judgment in an asbestos case pending against it in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc. District Court Travis County, 98th Judicial District Cause No. GN-203572) has been appealed. Although the Company believes that the rulings of the District Court are correct, there can be no assurance that the legislation will be upheld by the Texas courts on appeal or in other cases that may challenge the legislation.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia and remanded the cases to the Philadelphia Court of Common Pleas (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Court ruled that the new statute, as applied, violated the Pennsylvania Constitution because it retroactively extinguished the plaintiffs’ pre-existing and accrued causes of action. The Company believes that the ruling by the court was limited only to cases which were pending at the time the legislation was enacted. In November 2004, the Commonwealth of Pennsylvania enacted legislation amending the 2001 successor liability statute providing that the 2001 statute applies only to asbestos-related claims with respect to which the two-year statute of limitations for asbestos-related claims began to run after the new statute was enacted on December 17, 2001. On July 28, 2005, the Philadelphia Court of Common Pleas granted Crown Cork’s global motion for summary judgment to dismiss all pending asbestos-related cases filed in the court after December 17, 2003 (In re: Asbestos-Litigation October term 1986, No. 001). This decision remains subject to potential appeal by the plaintiffs. The Company cautions that its position regarding the limitation of the Pennsylvania Supreme Court ruling may not be upheld.

In recent years, certain other state and federal legislators have considered legislation to reform the treatment of asbestos-related personal injury claims. The Fairness in Asbestos Injury Resolution Act of 2005 (the “FAIR Bill”) was introduced in the United States Senate in April 2005, and was defeated in a procedural vote in the Senate in February 2006 and motion for reconsideration has been filed. The FAIR Bill would create a national trust fund in lieu of state and federal litigation to compensate people with asbestos-related diseases. The trust fund would require contributions from companies, such as Crown Cork, that have made past payments for asbestos-related personal injury claims and would limit the payments made by such companies relating to asbestos-related liabilities during the life of the fund. There can be no assurance that federal asbestos legislation, such as the FAIR Bill, will be passed into law or the form that any such legislation will take. Due to this uncertainty, the Company has not considered possible federal legislation in evaluating the adequacy of the Company’s reserve for asbestos-related claims.

During 2005, 2004 and 2003, respectively, the Company (i) received 9,000, 13,000 and 36,000 new claims, (ii) settled or dismissed 4,000, 14,000 and 20,000 claims, and (iii) had 79,000, 74,000 and 75,000 claims outstanding at the end of the respective years. The outstanding claims at December 31, 2005 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow.

During 2005, 2004 and 2003, respectively, the Company (i) recorded pre-tax charges of $10, $35 and $44 to increase its accrual, (ii) made asbestos-related payments of $29, $41 and $68, (iii) settled claims totaling $15, $30 and $37, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $214, $233 and $239 at the end of the year.

Crown Cork & Seal Company, Inc.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims and related legal costs will range between $214 and $272. The accrual balance of $214 at the end of 2005 includes $132 for unasserted claims and $6 for committed settlements that will be paid in 2006.

Historically (1977-2005), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of Crown Cork’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual and range of potential liability any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Texas, Florida, Mississippi, Ohio and Pennsylvania asbestos legislation described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual includes estimates for probable costs for claims through the year 2015. The upper end of the Company’s estimated range of possible asbestos costs of $272 includes claims beyond that date.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual and the estimated range of potential liability. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

N.   Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $1, $1 and $2 in 2005, 2004 and 2003, respectively. The Company’s balance sheet reflects estimated undiscounted remediation liabilities of $27 and $25 at December 31, 2005 and 2004, respectively, including $1 and $2 as current liabilities, respectively. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The reserves at December 31, 2005 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

In 2003, Crown Cork amended the retiree medical benefits that it had been providing to approximately 10,000 retirees pursuant to a series of collective bargaining agreements between Crown Cork and certain unions. The amendments increased maximum coverage, required additional retiree contributions for medical and prescription drug costs and reduced other coverage benefits. Crown Cork is a party to litigation initiated in June 2003 in which the USWA and IAM unions and retirees claim that the retiree medical benefits were vested and that the amendments breached the applicable collective bargaining agreements in violation of ERISA and the Labor Management Relations Act. Crown Cork and the USWA parties have submitted their dispute to binding arbitration in Pittsburgh, Pennsylvania and litigation involving Crown Cork and the IAM parties is pending in federal district court in Nebraska. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of these cases is uncertain and if they are decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels. Restoration of the retiree medical benefits to their pre-amendment levels would increase the accumulated postretirement benefit obligation by approximately $56, the annual charge to income by approximately $9, and the annual payments to retirees by approximately $6 in the initial years after restoration.

Crown Cork & Seal Company, Inc.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $2.6 billion as of December 31, 2005 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for purchases of capital assets of approximately $37.

At December 31, 2005 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $38. Several agreements outstanding at December 31, 2005 did not provide liability limits. At December 31, 2005, the Company had recorded liabilities of $2 covering these indemnification agreements. The Company also has guarantees of $36 related to the residual value of leased assets at December 31, 2005, and has recorded a liability of $8 related to these guarantees.

O.   Restructuring

During 2005, the Company provided a pre-tax charge of $16 for restructuring costs, including (i) $3 in North America for severance costs to reduce headcount at a beverage can plant; (ii) $3 in an Americas health and beauty care operation for severance costs to close a plant; (iii) $5 for severance costs to reduce headcount in a European aerosol can plant; (iv) $2 for severance costs to reduce headcount in the U.S. research and development group; and (v) $3 for other severance and exit costs.

During 2004, the Company provided a pre-tax charge of $7 for restructuring costs. The charge primarily included $5 in a European specialty plastics operation for severance costs for reductions in force.

During 2003, the Company provided a net pre-tax charge of $19 for restructuring costs, including $4 for operations that were reported within discontinued operations. The charge included $14 in Europe for various operations and $5 in the Americas, including $2 in the health and beauty care operations, primarily for severance costs for reductions in force. The charge in Europe was net of a reversal of $4 for costs provided in previous years.

Balances remaining in the reserves at December 31, 2005 included provisions of $12 for current year actions and $1 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheet within accounts payable and accrued liabilities and the majority will be paid in 2006.

Crown Cork & Seal Company, Inc.

The components of the restructuring reserve and movements within these components during 2005 and 2004 were as follows:

	Termination Benefits	Other Exit Costs	Total

Balance as of January 1, 2004	$23	$2	$25
Provisions	7		7
Payments made	(17)	(1)	(18)
Foreign currency translation and other	1		1

Balance as of December 31, 2004	14	1	15
Provisions	15	1	16
Payments made	(15)	(1)	(16)
Foreign currency translation and other	(2)		(2)

Balance as of December 31, 2005	$12	$1	$13

P.   Asset Impairments and Loss/Gain on Sale of Assets

During 2005, the Company recorded net pre-tax charges of $10 for asset impairments and asset sales, including (i) charges of $21 and $9 to write-down assets in the Americas health and beauty care and Europe specialty plastic operations, respectively, due to reduced profit projections, offset by (ii) a gain of $7 for the reversal of a provision for an expected loss on divestiture in Asia, and (iii) other net gains of $13 for asset sales. In Asia, the Company received a waiver of a local requirement to divest a portion of one of its subsidiaries and, accordingly, reversed its provision for the expected loss on divestiture at a price below fair value.

During 2004, the Company recorded net pre-tax charges of $47 for asset impairments and asset sales, including charges of $29 to reclassify cumulative translation adjustments to earnings from the planned sale of three businesses in South and Central America, and $14 to write-down the value of machinery and equipment in the plastics businesses in Europe due to reduced profit projections. The remaining net charges of $4 were for the write-down of various assets, offset by gains on sales of surplus property.

During 2003, the Company recorded net pre-tax charges of $76 for asset impairments and asset sales, including charges of (i) $25 to write-down assets in Argentina due to the impact of the local economy on the Company’s businesses, (ii) $11 for the impairment of goodwill in the Americas health and b eauty care operation due to reduced profit projections, (iii) $20 to write-down certain assets in the European specialty packaging businesses due to reduced profit projections, (iv) $7 to write-down surplus beverage end assets in the U.S. due to the expanded use of the Company’s SuperEnd™ technology, (v) $11 to write-off redundant equipment in the U.S., primarily due to the consolidation of operations and (vi) $2 due to other losses, primarily for the sale of assets.

Q.   Capital Stock

In connection with its refinancing and reorganization in 2003, as discussed in Note A and Note T, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc. Crown Cork & Seal Company, Inc. is now a wholly-owned subsidiary of Crown Holdings, Inc. Shareholders of Crown Cork & Seal Company, Inc. became shareholders of Crown Holdings, Inc. and have the same number of shares and percentage of ownership and the same rights, privileges and interests with respect to Crown Holdings, Inc. that they held in Crown Cork & Seal Company, Inc. immediately prior to the reorganization. The conversion of shares of Crown Cork & Seal Company, Inc. into shares of Crown Holdings, Inc. occurred without the physical exchange of certificates, and certificates formerly representing shares of Crown Cork & Seal Company, Inc. were deemed to represent shares of Crown Holdings, Inc. The common stock of Crown Holdings, Inc. continues to be publicly traded under the symbol “CCK” on the New York Stock Exchange.

Crown Cork & Seal Company, Inc.

Prior to the reorganization in 2003, the Company exchanged 5,386,809 shares of its common stock for debt and related accrued interest in privately negotiated debt-for-equity exchanges with holders of its outstanding notes and debentures.

R.   Stock-Based Compensation

As of December 31, 2005, the Company participated in five active stock-based incentive compensation plans sponsored by CHI - the 1990, 1994, 1997, 2001 and 2004 plans. The plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee designated by CHI’s Board of Directors. There were no issuances of deferred stock or SARs under any of the plans as of December 31, 2005. In January 2005, the Company issued 604,196 shares of CHI restricted stock to key executives under the 2004 plan at a fair value of $13.05 per share. The restricted stock vests ratably over three years on the anniversary date of the grant. As of December 31, 2005, no further option grants were available under the 1990, 1994 and 1997 plans. Additional grants under the 2001 plan are available through February 2006 and under the 2004 plan through April 2009. Options outstanding at December 31, 2005, included grants from all five plans discussed above.

Stock options granted during 2005 have a maximum term of ten years and vest over two years.

A summary of stock option activity is as follows:

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding at January 1	15,259,982	$13.93	10,858,137	$16.91	12,887,807	$19.30
Granted	42,500	15.33	5,432,500	8.65	45,000	7.09
Exercised	(2,622,208)	5.97	(500,899)	4.86	(161,100)	4.58
Canceled	(543,226)	27.49	(529,756)	29.34	(1,913,570)	33.79

Options outstanding at December 31	12,137,048	$15.01	15,259,982	$13.93	10,858,137	$16.91

Options exercisable at December 31	10,486,048	$15.98	11,190,107	$15.82	9,182,793	$19.00
Options available for grant at December 31	1,189,679		1,672,125		1,455,875

The following table summarizes outstanding and exercisable options at December 31, 2005:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$4.25	1,530,483	5.4	$ 4.25	1,530,483	$ 4.25
$4.31 to $5.30	1,565,540	6.1	5.30	1,565,540	5.30
$5.49 to $8.38	973,500	5.2	7.47	941,750	7.44
$8.60	3,379,075	8.3	8.60	2,448,325	8.60
$8.75 to $29.25	2,633,800	5.9	15.93	1,945,300	18.31
$29.38 to $54.375	2,054,650	1.2	43.36	2,054,650	43.36

	12,137,048	5.7	15.01	10,486,048	15.98

Crown Cork & Seal Company, Inc.

The fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	4.2%	3.2%	3.0%
Expected life of option (years)	4.0	4.2	4.4
Expected stock price volatility	29.9%	61.8%	76.8%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2005, 2004 and 2003 were $4.83, $4.46 and $4.04, respectively.

S.   Debt

	2005	2004

Short-term debt (1)
U.S. dollar bank loans/overdrafts	$10	$6
Other currency bank loans/overdrafts	62	45

Total short-term debt	$72	$51

Long-term debt
Credit facility borrowings: (2)
U.S. dollar	$210
Other currencies	41
Senior secured notes:
Euro (€460) 6.25% first priority due 2011	544	$623
First priority term loans:
U.S. dollar at LIBOR plus 1.50% due 2012	165
Euro (€287) at EURIBOR plus 1.50% due 2012	339
Senior notes and debentures:
U.S. dollar 7.00% due 2006 (3)	107	235
U.S. dollar 9.50% due 2011	9	1,085
Euro (€19 in 2005) 10.25% due 2011	22	386
U.S. dollar 7.625% due 2013	500
U.S. dollar 10.875% due 2013	3	725
U.S. dollar 7.75% due 2015	600
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Other indebtedness in various currencies:
Fixed rate with rates in 2005 from 1.0% to 5.0% due 2009 through 2015	26	6
Variable rate with average rates in 2005 from 1.8% to 22.0% due 2006 through 2011	70	88
Capital lease obligations in various currencies		3
Unamortized discounts and fair value adjustments	(5)	(30)

Total long-term debt	3,331	3,821

Less: current maturities	(139)	(25)

Total long-term debt, less current maturities	$3,192	$3,796

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2005, 2004 and 2003 were 4.3%, 4.3% and 3.6%, respectively.
(2)	The $800 revolving credit facility is due 2011 and bears interest at EURIBOR or LIBOR plus 1.50%. There were no outstanding borrowings at December 31, 2004 under the previous facility. The weighted average rates for the credit facilities were 5.0% in both 2005 and 2004.
(3)	A wholly-owned finance subsidiary in the United Kingdom has outstanding revolving public debt securities that are fully and unconditionally guaranteed by the Company on a joint and several basis.

Crown Cork & Seal Company, Inc.

Aggregate maturities of long-term debt for the five years subsequent to 2005, excluding unamortized discounts and fair value adjustments, are $139, $45, $17, $13 and $10, respectively. Cash payments for interest during 2005, 2004 and 2003 were $389, $330 and $294, respectively (including amounts capitalized of $1 in 2005 and 2003).

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $3,423 at December 31, 2005.

During 2005, 2004 and 2003, the Company recorded pre-tax unrealized foreign exchange losses of $97 and gains of $98 and $201, respectively, related to currency exposure arising primarily from intercompany loans and U.S. dollar debt issued by its European subsidiaries as described in Note T. The gains and losses are included in translation and exchange adjustments in the Consolidated Statements of Operations.

T.   Debt Refinancings and Early Extinguishments

In November 2005, the Company sold $500 of 7.625% senior notes due 2013 and $600 of 7.75% senior notes due 2015, and entered into an $800 first priority revolving credit facility due 2011 and a first priority term loan facility due 2012 comprised of $165 and €287 term loans. The revolving credit and term loan facilities are subject to a pricing grid and have initial pricing of 1.5% above LIBOR and EURIBOR, respectively. The proceeds from the refinancing were used to repay the Company’s prior revolving credit facility and all but $34 of its second and third priority senior secured notes, and to pay premiums, fees and expenses associated with the refinancing. The Company recognized a loss of $379 in connection with the refinancing, consisting of $278 of premiums and fees and the write-off of $101 of unamortized fees and unamortized interest rate swap termination costs related to the refinanced facilities and notes. During 2005, the Company also recognized an additional loss of $4 from early extinguishments of debt for premiums paid to purchase certain unsecured notes.

The notes due 2013 and 2015 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corporation, indirect, wholly-owned subsidiaries of the Company, and are guaranteed by substantially all U.S. subsidiaries. The revolving credit and term loan facilities contain financial covenants including an interest coverage ratio, a total net leverage ratio and a senior secured net leverage ratio.

The $800 revolving credit facility includes provisions for letters of credit up to $150 and €50. Outstanding letters of credit accrue interest at 1.50% and reduce the amount of borrowing capacity otherwise available. As of December 31, 2005, there were $72 of outstanding letters of credit under the facility.

In December 2004, the Company purchased $33 aggregate principal of its 7.00% senior notes due December 2006 at a premium of 5.0% to principal. Also in December 2004, the Company retired the $40 remaining aggregate principal amount of its outstanding 8.38% senior notes due January 2005. In March 2004, the Company purchased $21 aggregate principal of its 8.38% senior notes due January 2005 at a premium of 4.5% to principal and €85 aggregate principal of its 6.00% notes due 2004 at a premium of 3.0% to principal. The Company recognized total charges of $6 in connection with these early extinguishments of debt.

In September 2004, the Company sold €350 of 6.25% first priority senior secured notes due 2011 and entered into a new $625 senior secured credit facility. The new facility included a $400 revolving credit facility due 2010, a $100 standby letter of credit facility due 2010 and a $125 term loan facility due 2011. In October 2004, the Company completed an add-on issuance of €110 of 6.25% first priority senior secured notes due 2011, bringing the total of the issue to €460. The €350 of proceeds from the first issuance combined with the new $625 senior secured credit facility were used to refinance the existing credit and term loan facilities entered into in February, 2003, and to pay fees and expenses associated with the refinancing. The €110 of proceeds from the second issuance were used to repay the $125 term loan from September 2004 and to pay expenses associated with the issuance. In connection with the September 2004 refinancing, the Company recorded a charge of $33, as a loss from early extinguishments of debt, to write-off unamortized fees from its previous credit facility.

Crown Cork & Seal Company, Inc.

In February 2003, the Company completed a refinancing and formed Crown Holdings, Inc. as a new public holding company. The formation of Crown Holdings, Inc. is more fully described in Note Q. The proceeds from the refinancing consisted of the sale of $1,085 of 9.5% second priority senior secured notes due 2011, €285 of 10.25% second priority senior secured notes due 2011, $725 of 10.875% third priority senior secured notes due 2013, $504 of first priority term loans due 2008 and a $550 first priority revolving credit facility due 2006. The proceeds of $2,620 from the senior secured notes and term loans, and $198 of borrowings under the $550 credit facility, were used to repay the existing credit facility, to repurchase certain of the Company’s outstanding unsecured notes prior to maturity, and to pay fees and expenses associated with the refinancing. The remaining proceeds of $344 were initially placed in restricted cash accounts and were subsequently used to repay other existing unsecured notes, including $149 prior to maturity. The Company also repurchased $86 of other unsecured notes prior to maturity. In connection with the repurchases, exchanges of debt for equity as described in Note Q, and the write-off of unamortized financing fees and expenses from its previous credit facility, the Company recognized a loss of $12 from the early extinguishments of debt.

In connection with the November 2005 refinancing and repurchase of the significant majority of the second and third priority senior secured notes discussed above, the $34 of remaining notes outstanding as of December 31, 2005 no longer have any secured interest. CEH may redeem the 2011 notes at any time prior to March 2007, and the 2013 notes at any time prior to March 2008, by paying a make-whole premium. Thereafter, CEH may redeem some or all of the 2011 and 2013 notes at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.

The notes issued in 2003 and 2004 are senior obligations of Crown European Holdings (“CEH”), an indirect wholly-owned subsidiary, and are guaranteed on a senior basis by Crown Holdings, Crown Cork & Seal Company, Inc. (“Crown Cork”), substantially all other U.S. subsidiaries, and certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium. At any time prior to September 2007 CEH may redeem up to 35% of the first priority secured notes with the net cash proceeds of certain equity offerings of capital stock of Crown Holdings that are used to capitalize CEH. CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions.

U. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its ability to utilize other methods, such as netting exposures for foreign exchange risk, to effectively achieve its goal of risk reduction. Counterparties to these contracts are major financial institutions.

Cash Flow Hedges.   The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

In November 2005, the Company entered into four cross-currency swaps. These swaps effectively convert fixed rate U.S. dollar intercompany debt into fixed rate euro intercompany debt. The aggregate notional value of the swaps is $700 and they mature in 2006 through 2010. Since the terms of the swaps and the related debt are the same, the Company expects the swaps to be highly effective in reducing the related risk. At December 31, 2005, the aggregate fair value of these swaps was a loss of $13 and was reported within other current liabilities and non-current liabilities in the Consolidated Balance Sheet.

Crown Cork & Seal Company, Inc.

During 2003, the Company terminated two cross-currency swaps with an aggregate notional value of $500, received $27, and recognized a loss of $5 as a loss on sale of assets.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2005 mature between one and twelve months. At December 31, 2005 and 2004, the aggregate fair value of the commodity contracts were gains of approximately $11 and $17, respectively, and were reported in other current assets consistent with the classification of the hedged items. The aggregate fair value of the foreign exchange contracts was not material and was also reported in other current assets.

The changes in accumulated other comprehensive loss associated with cash flow hedging activities during 2005 and 2004 were as follows:

	2004	2003

Balance at January 1	$10	$3
Current period changes in fair value, net of tax	(14)	3
Reclassifications to earnings, net of tax	4	4

Balance at December 31	$0	$10

During the twelve months ending December 31, 2006, income of approximately $6 is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. No amounts were reclassified to earnings during 2005 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges.   The Company designates certain derivative financial instruments as fair value hedges of recognized assets, liabilities, and unrecognized firm commitments. Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes in each of the last three years.

During 2003 and 2004, the Company entered into four interest rate swaps with a combined notional value of $900. The swaps were accounted for as fair value hedges of the second priority U.S. dollar notes due 2011. At December 31, 2004, the combined fair value of the swaps of $25 was reported within other non-current liabilities. During 2005, the Company paid $30 to terminate the four swaps.

During 2003, the Company terminated a cross-currency swap and paid its then fair value of $35.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At December 31, 2005 and 2004, the fair values of these contracts were not material and were reported in current assets or current liabilities consistent with the classification of the hedged items. There was no impact on earnings in any of the last three years from a hedged firm commitment that no longer qualified as a fair value hedge.

WV   Pensions and Other Retirement Benefits

Pensions.   The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

Crown Cork & Seal Company, Inc.

The components of pension expense were as follows:

U.S.	2005	2004	2003

Service cost	$9	$8	$8
Interest cost	78	81	77
Expected return on plan assets	(89)	(73)	(64)
Recognized actuarial loss	62	61	51
Recognized prior service cost	2	2	2

Total pension expense	$62	$79	$74

Non-U.S.	2005	2004	2003

Service cost	$34	$31	$26
Interest cost	163	163	139
Expected return on plan assets	(216)	(217)	(179)
Recognized actuarial loss	46	47	40
Recognized prior service cost	(7)	(6)	(6)
Cost attributable to settlements and curtailments	3	3	3

Total pension expense	$23	$21	$23

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,434, $1,406 and $1,291, respectively, as of December 31, 2005, and were $1,402, $1,369 and $952, respectively, as of December 31, 2004.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $207, $183 and $78, respectively, as of December 31, 2005 and $366, $333 and $164, respectively, as of December 31, 2004.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2005	2004	2005	2004

Benefit obligations at January 1	$1,402	$1,279	$2,808	$2,474
Service cost	9	8	34	31
Interest cost	78	81	163	163
Plan participants’ contributions	1	1	8	9
Amendments			5
Curtailments			(52)	1
Actuarial loss	60	151	393	76
Benefits paid	(116)	(118)	(149)	(141)
Foreign currency exchange rate changes			(284)	195

Benefit obligations at December 31	$1,434	$1,402	$2,926	$2,808

Accumulated benefit obligations at December 31	$1,406	$1,369	$2,762	$2,619

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans

Plan Assets	2005	2004	2005	2004

Fair value of plan assets at January 1	$952	$830	$2,885	$2,521
Actual return on plan assets	131	114	340	252
Employer contributions	323	125	78	46
Plan participants’ contributions	1	1	8	9
Benefits paid	(116)	(118)	(149)	(141)
Foreign currency exchange rate changes			(281)	198

Fair value of plan assets at December 31	$1,291	$952	$2,881	$2,885

Plan assets in excess of /(less than) benefit obligation	($143)	($450)	($45)	$77
Unrecognized actuarial loss	766	810	859	717
Unrecognized prior service cost	11	13	(26)	(43)

Net amount recognized	$634	$373	$788	$751

Amounts recognized in the balance sheet consist of:

Prepaid benefit cost			$871	$853
Accrued benefit liability	($116)	($419)	(138)	(219)
Intangible asset	11	13	6	11
Accumulated other comprehensive loss	739	779	49	106

Net amount recognized	$634	$373	$788	$751

For U.S. plans, additional minimum pension liabilities of $750 and $792 were recognized at December 31, 2005 and 2004, respectively. For non-U.S. plans, additional minimum pension liabilities of $55 and $117 were recognized at December 31, 2005 and 2004, respectively.

The expected future benefit payments as of December 31, 2005 were:

	U.S. Plans	Non-U.S. Plans

2006	$117	$141
2007	115	144
2008	128	151
2009	112	156
2010	131	162
2011 - 2015	523	880

Additional information concerning the plan assets is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets

	Weighted Average			Weighted Average

	2006	December 31,		2006	December 31,

Plan assets	Target Allocation	2005	2004	Target Allocation	2005	2004

Equity securities	70%	75%	69%	25%	27%	25%
Debt securities	12%	8%	10%	57%	56%	58%
Real estate	3%	2%	2%	8%	8%	9%
Other	15%	15%	19%	10%	9%	8%

	100%	100%	100%	100%	100%	100%

Plan assets included $119 and $84 of CHI’s common stock at December 31, 2005 and 2004, respectively.

Crown Cork & Seal Company, Inc.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The “other” caption of plan assets includes alternate investments such as private equities, hedge funds and venture capital limited partnerships.

Estimated 2006 employer contributions are $1 for the U.S. plans and $22 for the non-U.S. plans.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the marketable bond markets.

The Company’s investment strategy in the U.K. plan is to invest 52% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternate investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2005	2004	2003

Discount rate	5.7%	5.8%	6.3%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2005	2004	2003

Discount rate	5.0%	6.3%	6.7%
Compensation increase	3.5%	4.3%	4.3%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2005	2004	2003

Discount rate	5.8%	6.3%	6.8%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	9.0%	9.0%	9.0%

Non-U.S.	2005	2004	2003

Discount rate	6.3%	6.7%	6.9%
Compensation increase	4.3%	4.3%	4.4%
Long-term rate of return	8.1%	8.5%	8.5%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets, adjusted for current interest rates as appropriate. The rate for the U.S. plan will decrease from 9.0% in 2005 to 8.75% in 2006 and the rate for the U.K. plan will decrease from 8.0% in 2005 to 7.0% in 2006.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

Crown Cork & Seal Company, Inc.

The components of the net postretirement benefits cost were as follows:

	2005	2004	2003

Service cost	$4	$3	$3
Interest cost	38	39	45
Recognized prior service cost	(13)	(12)	(6)
Recognized actuarial loss	15	14	10

Total postretirement benefit cost	$44	$44	$52

The following provides the components of the changes in the benefit obligations, and reconciles the obligations to the amounts recognized:

	2005	2004

Benefit obligations at January 1	$685	$653
Service cost	4	3
Interest cost	38	39
Amendments	(52)
Actuarial loss	11	33
Benefits paid	(47)	(48)
Foreign currency exchange rate changes		5

Benefit obligations at December 31	639	685
Unrecognized actuarial loss	(219)	(224)
Unrecognized prior service cost	136	99

Net amount recognized	$556	$560

The U.S. plans were amended in 2003 and 2005 to, among other things, require additional retiree contributions for medical and prescription drug costs. As described in Note N, the validity of the 2003 amendments is being litigated. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of the litigation is uncertain and if the litigation is decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels.

The expected future benefit payments are $47 in 2006, $49 in 2007, $49 in 2008, $50 in 2009, $50 in 2010 and $238 in aggregate for 2011 through 2015. These payments are net of expected Medicare Part D subsidies of $4 in each of the years 2006 to 2010 and $21 in aggregate for 2011 through 2015.

The health care accumulated postretirement benefit obligations were determined at December 31, 2005 and 2004 using health care trends of 9.0% decreasing to 5.0% over six years. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by $58 and the total of service and interest cost by $4. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $49 and the total of service and interest cost by $3.

The weighted average actuarial assumptions used to calculate the benefit obligations and cost are the same as those used for the pension plans as presented above.

Employee Savings Plan.   The Company sponsors Savings Investment Plans which cover substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 3% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan.   The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share. The Company’s contribution is equivalent to 15% of the quarter-ending market price. Total shares purchased under the plan in 2005 and 2004 were 69,652 and 87,960, respectively, and the Company’s contributions were less than $1 in both years.

Crown Cork & Seal Company, Inc.

W.   Income Taxes

Pre-tax income/(loss) for the years ended December 31 was taxed under the following jurisdictions:

	2005	2004	2003

U.S.	($83)	($109)	($245)
Foreign	(231)	213	298

	($314)	$104	$53

The provision/(benefit) for income taxes consisted of the following:

Current tax:

U.S. federal	$4	($4)	$4
State and foreign	50	57	64

	54	53	68

Deferred tax:

U.S. federal	(19)	(6)	(7)
State and foreign	(37)	14	10

	(56)	8	3

Total	($2)	$61	$71

The provision for income taxes differed from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2005	2004	2003

U.S. statutory rate at 35%	($110)	$36	$19
Sale of subsidiary			40
Valuation allowance	115	(4)	24
Impairment losses		10	4
Tax on foreign income	(20)	(6)	(22)
Withholding taxes	9	8	5
Other items, net	4	17	1

Income tax provision/(benefit)	($2)	$61	$71

The valuation allowance caption for 2005 includes charges of $120 in the non-U.S. operations and a credit of $5 in the U.S. The non-U.S. charges of $120 were primarily in France. The credit of $5 in the U.S. was primarily due to the use of tax losses to recover taxes paid in prior years. Additional discussion of the Company’s valuation allowances is provided below.

The other items caption for 2005 includes a credit of $5 for the partial reversal of a U.K. tax contingency of $16 that was provided during 2004, as discussed below. The reversal of $5 was based on a settlement covering a portion of the period under examination.

The impairment losses caption for 2004 includes the tax effect of the non-deductible charge of $29 for the write-off of cumulative translation adjustments as discussed in Note P. The other items caption for 2004 primarily includes charges of $18 for tax contingencies and a charge of $6 due to a 2004 change in the French capital gains tax rules, partially offset by other net credits of $7, including adjustments for federal, state and foreign refunds and credits due. The primary item included in the $18 of tax contingencies was $16 for an issue in the U.K. concerning the amount of commission payments paid by the Company’s U.K. subsidiaries to its centralized European purchasing center.

Crown Cork & Seal Company, Inc.

The sale of subsidiary caption in 2003 includes the U.S. tax charge on a gain from an intercompany sale of a subsidiary by the U.S. tax group. The offset to this item is included in the valuation allowance caption as the U.S. tax loss carryforwards are covered by a full valuation allowance. The pre-tax effect of the sale was eliminated in consolidation.

The valuation allowance caption for 2003 primarily includes losses in the U.S. and Argentina for which the Company recorded no tax benefit. The loss in Argentina was primarily due to the asset impairment charge described in Note P. The impairment loss caption in 2003 includes the effect of the non-deductible goodwill impairment charge described in Note P.

The Company paid taxes, net of refunds, of $70, $74 and $50 in 2005, 2004 and 2003, respectively.

The components of deferred taxes at December 31 were:

	2005		2004

	Assets	Liabilities	Assets	Liabilities

Depreciation	$9	$172	$9	$218
Tax loss and credit carryforwards	532		364
Postretirement and postemployment benefits	214		211
Pensions	63	260	159	247
Asbestos	75		82
Inventories	1	16		22
Accruals and other	71	34	55	39
Valuation allowances	(749)		(679)

Total	$216	$482	$201	$526

Prepaid expenses and other current assets included $12 and $15 of deferred tax assets at December 31, 2005 and 2004, respectively.

Tax loss and credit carryforwards expire as follows: 2006 - $26; 2007 - $2; 2008 - $2; 2009 - $11; 2010 - $1; thereafter - $273; unlimited - $217. The majority of those expiring after 2010 relate to $243 of U.S. tax loss carryforwards that expire through 2025. The unlimited carryforwards primarily include tax losses and credits in Europe.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in these jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $749 as of December 31, 2005 include $569 in the U.S., $132 in France, and $48 in other non-U.S. operations.

The Company has a full valuation allowance against its U.S. net deferred tax assets of $569, consisting of $628 of deferred tax assets and $59 of deferred tax liabilities. The U.S. deferred tax assets of $628 include, among other items, $290 of tax loss and tax credit carryforwards, $211 related to pension and postretirement benefits, and $75 related to asbestos liabilities. The U.S. operations have had tax losses in recent years due, in part, to significant interest expense, pension plan contributions, and asbestos-related payments. The Company determined that a full valuation allowance was appropriate f or its U.S. net deferred tax assets as of both December 31, 2005 and 2004 due to these recent losses and uncertainty regarding the amount and timing of future taxable income. Although the U.S. deferred tax assets include $231 of benefits for tax loss carryforwards that will not expire within the next ten years, the Company’s underlying assumption is

Crown Cork & Seal Company, Inc.

that there isnot sufficient positive evidence of future taxable income, after considering all sources, that overcomes the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. As of December 31, 2005, the Company also has a full valuation allowance against its net deferred tax assets in France of $132, consisting of $169 of deferred tax assets and $37 of deferred tax liabilities. The deferred tax assets of $169 include, among other items, $134 of tax loss carryforwards. The Company’s operations in France have also had losses in recent years due to significant interest expense, foreign exchange losses and, in 2005, the payment of premiums to repay a portion of the Company’s senior secured notes as discussed in Note T. The Company determined that a full valuation allowance was appropriate for its French net deferred tax assets as of December 31, 2005 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. Although the French deferred tax assets include $134 of benefits for tax loss carryforwards that do not expire, the Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, that overcomes the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. The valuation allowances of $48 in other non-U.S. operations includes approximately $31 for tax loss carryforwards in inactive entities in Europe where there are no current tax-planning strategies to utilize the losses, $7 in other European operations, $6 in the Americas and $4 in Asia.

As of December 31, 2005, the Company had a recorded liability of $11 for estimated U.S. state tax contingencies related to various issues and states for which the audits have not been completed. The Company may adjust its estimates in the future as the contingencies are settled or more information becomes available.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $152 as of December 31, 2005. Management has no plans to distribute such earnings in the foreseeable future.

Crown Cork & Seal Company, Inc.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions- Write-Offs	Balance at end of period

For the Year Ended December 31, 2005

Allowances deducted from
assets to which they apply:

Trade accounts receivable	$ 42			$ 9	$ 33

Deferred tax assets	679	$62	$ 8		749

For the Year Ended December 31, 2004

Allowances deducted from
assets to which they apply:

Trade accounts receivable	56	(3)	2	13	42

Deferred tax assets	663	(4)	20		679

For the Year Ended December 31, 2003

Allowances deducted from
assets to which they apply:

Trade accounts receivable	54	1	1		56

Deferred tax assets	695	24		56	663